UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC FILE NUMBER
000-27097

FORM 12b-25

CUSIP NUMBER
.12329Y 10 4

NOTIFICATION OF LATE FILING
(check one)

[X]	Transition Report on Form 10-KSB
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K

For the Transition Period Ended:   July 31, 2000*

*NOTE: On November 17, 2000, the Registrant changed its fiscal year end to July 31 of each year.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not applicable

Part I - REGISTRANT INFORMATION

Full Name of Registrant  BusinessWay International Corporation, Inc. (formerly known as GlobalNetCare, Inc.

Former Name if Applicable  GlobalNetCare, Inc.

117 Gun Avenue
Address of Principal Executive Office (Street and Number)

Pointe-Claire, Quebec, Canada H9R 3X2
City, State and Zip Code

PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X]        (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]        (b)   The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]        (c)   The Accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

        Since its acquisition of a new principal line of business and change of control in September 2000, the Registrant has been occupied with its reorganization. In view of its limited resources and personnel, the Registrant has not been able to complete the documentation for this filing. The Registrant expects to complete the filing during the fifteen day extension being requested.

PART IV - OTHER INFORMATION

        (1)   Name and telephone number of person to contact in regard to this notification:

Faris Heddo (Name)	(514) (Area Code)	693-0877 (Telephone Number)

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X]  Yes  [  ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

          [  ]  Yes  [X] No

        If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

BUSINESSWAY INTERNATIONAL CORPORATION
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2000	By:/s/ Faris Heddo Name: Faris Heddo Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).